Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 9/30/2011
($000’s)

9/30/2011
Assets
Cash and Balances Due From Depository Institutions	$13,707,494
Securities	66,888,393
Federal Funds	5,954
Loans & Lease Financing Receivables	197,036,739
Fixed Assets	5,547,055
Intangible Assets	12,420,133
Other Assets	23,843,503

Total Assets	$319,449,271

Liabilities
Deposits	$226,338,015
Fed Funds	7,802,656
Treasury Demand Notes	0
Trading Liabilities	545,669
Other Borrowed Money	35,170,032
Acceptances	0
Subordinated Notes and Debentures	6,179,246
Other Liabilities	9,493,484

Total Liabilities	$285,529,102

Equity
Minority Interest in Subsidiaries	$1,912,544
Common and Preferred Stock	18,200
Surplus	14,136,872
Undivided Profits	17,852,553

Total Equity Capital	$33,920,169

Total Liabilities and Equity Capital	$319,449,271

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